THE SHAREHOLDERS AGREEMENT
OF FLYING LEAP VINEYARDS, INC.

Flying Leap Vineyards is a collaborative business venture of likeminded friends seeking to build, grow and profit from the wine and spirits business in the American southwest. To this end, this Shareholders Agreement of Flying Leap Vineyards, Inc. (the "Corporation" or "FLVI"), is made and entered into effective the __ day of March, 2021 by and among the Company's Officers Mark W. Beres ("Beres") and Marc O. Moeller ("Moeller") and those Shareholders identified on Exhibit 1 attached hereto and incorporated by this reference.

PRELIMINARY STATEMENT

A.   FLVI is an S-Corporation formed on November 17, 2010 in Vail, Arizona.   Its Articles of Incorporation were approved by the Arizona Corporation Commission on November 17, 2010 and the Corporation has maintained its good standing through the date of this Agreement.

B.   As of October 31, 2023 FLVI, has 53 Shareholders and 1,998 shares of Capital Stock are issued and outstanding out of 2,164 shares authorized.   The founders of FLVI are Mark W. Beres and Marc O. Moeller.   Beres and Moeller reside in Arizona; both are U.S. citizens. Beres and Moeller together own 42.7% of the issued and outstanding shares of the Corporation's Capital Stock as of October 31, 2023.   No other shareholder owns more than 10% of the issued and outstanding shares.

C.   The primary activities of FLVI are (1) grape viticulture; (2) production of wine, spirits, BBQ spice blends, other seasoning mixes and various FLVI merchandise related to the branding of the business (e.g., t-shirts, hats, etc.); (3) operating a network of retail tasting rooms; and (4) wholesale sales of the Corporation's products.   Additionally, FLVI hosts a number of themed events and weddings at its estate winery annually, which generate additional revenue, and the Corporation also performs contract wine and/or spirits production services for other wineries and distilleries.

D.   A copy of the Corporation's duly enacted Bylaws is available to all Shareholders for reference.

E.   This Agreement sets forth the understanding between and among the parties with respect to the operation and affairs of the Corporation and with respect to the continued operations of the Corporation in the event a Shareholder of the Corporation desires to dispose of his or her shares of Capital Stock in the Corporation or dies.

STATEMENT OF AGREEMENT

The parties hereto, for their mutual convenience and protection, and in consideration of the mutual covenants and benefits herein contained, do hereby agree as follows:

ARTICLE I
GENERAL PROVISIONS

1.01   Definitions.   The defined terms and words of art used in this Agreement, which are designated by the capitalization of the first letter thereof, shall have, unless the context other-wise requires, the following meanings:

(a)   "Additional Shareholder" shall mean any person or entity who becomes a Shareholder pursuant to the provisions of Article VI of this Agreement.

(b)   "Agreement" shall mean this Shareholders Agreement.

(c)   "Corporation" shall mean Flying Leap Vineyards, Inc.

(d)   "Majority of the Shareholders" shall mean the affirmative vote of a simple majority of the then current issued and outstanding shares of the Corporation's Capital Stock.

(e)   The term "Shareholder" as used herein shall mean a person in whose name one or more shares of the Corporation's Capital Stock is held.   The term "Capital Stock" as used in this Agreement means and includes the Corporation's authorized, issued, voting Capital Stock.

(f)   "Super-Majority" shall mean Sixty Seven Percent (67%) of the then current issued and outstanding shares of the Corporation's Capital Stock.

1.02   Name of the Company.   The name of the Corporation is Flying Leap Vineyards, Inc., an Arizona corporation, or such other name as the Shareholders may from time to time designate.

1.03   Business of the Company.   The primary activities of FLVI are (1) grape viticulture; (2) production of wine, spirits, BBQ spice blends, other seasoning mixes and various FLVI merchandise related to the branding of the business (e.g., t-shirts, hats, etc.); (3) operating a network of retail tasting rooms; and (4) wholesale sales of the Corporation's products. Additionally, FLVI hosts a number of themed events and weddings at its estate winery annually, which generate additional revenue, and the Corporation also performs contract wine and/or spirits production services for other wineries and distilleries.

1.04   Place of Business of the Company.   The corporate address of the Corporation shall be at Ste 158-52, 8110 S Houghton Rd, Tucson, AZ 85747 or at such other place or places as the Board of Directors may from time to time determine.   The principal place of business shall be the Corporation's estate winery, distillery and vineyards located at 342 Elgin Rd., Elgin, AZ

85611.

1.05   Duration of the Company.   The Corporation commenced on November 17, 2010 and shall continue until such time as it shall be terminated under the provisions of this Agreement.

1.06   Shareholders.   The name of each current Shareholder as of the date of this Agreement is maintained separately by the Corporation (the "Shareholder List").   The Shareholder List is available for inspection by any Shareholder upon request.

1.07   Nature of Shareholders' Interests.   The interests of the Shareholders in the Corporation shall be personal property for all purposes.   All property, which may be owned by the Corporation, whether real or personal, tangible or intangible, shall be deemed to be owned by the Corporation as an entity, and no Shareholder, individually, shall have any ownership of any such property.   The Corporation shall hold legal title of all property it acquires in its name.

1.08   Dealings with the Corporation.

(a)   Any Shareholder may deal with the Corporation in connection with its operations as an independent contractor or as an agent for others and may receive from such others or the Corporation normal profits, compensation, commissions, or other income incident to such dealings; provided, however, that the Board of Directors shall first approve any such dealing.

(b)   No entity in which any Shareholder, or any partner, Officer, or employee of any Shareholder, holds a material ownership interest, shall deal with the Corporation as an independent contractor or for the Corporation without first disclosing to the Shareholders the existence of such ownership interests and the compensation or price to be received by such related entity.   The amount payable by the Corporation to any such related entity shall not be greater than the amount which the Corporation would have to pay under an arms-length contract with a non-related entity.

(c)   In the event any Shareholder fails to obtain the required consent or to make the required disclosure, such Shareholder shall remit to the Corporation, upon demand of any of the other Shareholders, all profits, compensation, commissions and income derived by such Shareholder and by such related entity from such dealings.

1.09   Dealings Outside the Corporation.

During the continuance of the Corporation, the Shareholders, Directors and Officers shall devote such time and effort to the Corporation's business as may be necessary to promote adequately the interests of the Corporation and the mutual interests of the Shareholders.   It is specifically understood and agreed, however, that no Shareholder, Director or Officer shall be required to devote full time to the Corporation's business and, so long as it does not create a conflict of interest with the business of the Corporation, utilize any of the Corporation's Confidential Information as described in Section 8.02 below or breach any duty owed to the Corporation, any

Shareholder, Director or Officer may, at any time and from time to time, engage in and possess an interest in other business ventures, independently or with others, not in competition with FLVI as outlined in Section 1.03.


ARTICLE II
SUBSCRIPTIONS AND SHARES


2.01 <u>**Shares Issued and Outstanding as of the Date of the Agreement.**</u>   As of the date of this Agreement the issued and outstanding shares of the Corporation are owned as described in the Shareholder List.

2.02 <u>**Future Issuance of Stock.**</u>   The parties acknowledge that, from time to time in the future, on terms to be approved by a Majority of Shareholders, the Corporation may issue shares of its Capital Stock to persons who are not named parties to this Agreement, but who the parties hereto desire, by reason of such stock acquisition, to become bound by the terms and provisions of this Agreement.   Accordingly, a person who is not now a named party to this Agreement may become a party to this Agreement and bound by all of the provisions hereof by executing a document in a form and content reasonably acceptable to the Corporation (including an address for "notices") pursuant to which such person agrees to be a party to this Agreement and to be bound by all of the terms and provisions hereof as if such person was originally a party hereto.

2.03 <u>**Specific Investment Representations.**</u>   By executing and entering into this Agreement, each of the Shareholders represents and warrants to the Corporation, its Officers, Directors and other Shareholders that he, she or it:

(a)   Is an "accredited investor" as defined by Rule 501(a) promulgated under the federal Securities Act of 1933, as amended (the "Act").   The Capital Stock of the Corporation to be received by him, her or it will be acquired for investment for his, her or its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and he, she or it has no present intention of selling, granting any participation or interest in, or otherwise distributing, transferring or disposing of the same;

(b)   Understands that an investment in the Corporation is, by its nature, speculative, and that he, she or it could sustain a loss of one hundred percent (100%) of his, her or its investment; that past performance of the Corporation does not predict the future performance of the Corporation and that the fulfillment of his, her or its duties to the Corporation could affect its future performance; and further understands that an investment in the Corporation, because of the restrictions on transfer imposed by federal and state securities laws and the Shareholders Agreement is an investment with limited liquidity, that it may not be possible to liquidate such investment in case of emergency or receive fair value therefor in a forced sale, and that it may be necessary to hold such investment for an unlimited period;

(c)   Acknowledges that, in deciding to purchase the Capital Stock of the Corporation, he, she or it did not rely on any statements or representations by the Corporation, its

Officers, Directors, promoters, Shareholders, employees, agents or any person on behalf of or retained by the Corporation;

(d)   Understands that the Capital Stock of the Corporation has not been registered under the federal Securities Act of 1933, as amended (the "1933 Act"), or registered or qualified under applicable Arizona securities law or any other state securities law, and that the Capital Stock of the Corporation is subject to substantial restrictions on transfer as described in federal and state securities laws and the Shareholders Agreement;

(e)   Understands that the Corporation has no obligation or intention to register or qualify any portion of its Capital Stock for resale or transfer under the 1933 Act or any state securities laws or to take any action (including the filing of reports or the publication of information required by Rule 144 under the 1933 Act) which would make available any exemption from the registration or qualification requirements of any such laws;

(f)   Acknowledges that he, she or it has been encouraged to rely upon the advice of his, her or its own personal legal counsel and accountants or other financial advisors with respect to the tax and other considerations relating to the purchase of the Capital Stock of the Corporation and has had the opportunity to ask such questions and inspect such documents concerning the Corporation and its formation and contemplated business and affairs so as to understand more fully the nature of the investment and to verify the accuracy of the information supplied;

(g)   Understands that the Corporation is not intended to be a "tax shelter," and that whether the Corporation will produce any tax benefits that may be used to offset income or tax, other than that generated by the Corporation, is highly speculative, and that it should not be assumed that the Corporation will produce significant amounts of any such tax benefits;

(h)   Acknowledges that he, she or it either alone or together with personal advisors, has such read and understands the Business Plan prepared by the Corporation and has the knowledge and experience in financial and business matters that he, she or it is capable of evaluating the merits and risks of an investment in the Corporation and the purchase of the Capital Stock of the Corporation and otherwise protecting his, her or its own interests in connection with such investment and purchase transaction;

(i)   Acknowledges that the Corporation and its Officers and Directors have taken many actions prior to the date of this Agreement and that he, she or it has received sufficient information regarding the Corporation and its affairs to ratify the conduct of the Corporation and its Officers and Directors to the date of this Agreement; and

(j)   No third party shall be the beneficiary of the provisions of this Agreement or these representations and warranties.

ARTICLE III
MANAGEMENT

3.01   **Authority of the Board of Directors.**

(a)   All decisions respecting any matter set forth herein or otherwise affecting or arising out of the conduct of the business of the Corporation shall be made by the Board of Directors of the Corporation as elected by the Shareholders in accordance with the Corporation's Bylaws.   There shall be no limit to the number of terms allowed for those serving as the Officers or Directors of the Corporation.   Notwithstanding anything to the contrary contained herein, the affirmative vote of a Majority of Shareholders shall be required for the following decisions: 1) incurring new debt in excess of $1,000,000, and 2) entering into new capital leases in excess of $250,000.   The limits set in sub-paragraphs 3.01(a)(2) & (3) may be increased by the affirmative vote of a Majority of Shareholders.   The affirmative vote of a Super-Majority shall be required for the sale of the Corporation or substantially all of its assets as an enterprise.

(b)   The day to day operations of the Corporation shall be conducted by its Officers who shall be appointed by the Board of Directors in accordance with the Corporation's Bylaws.   As of the date of this Agreement the Officers are:

1.   Beres, President and Chief Executive Officer

2.   Moeller, Executive Vice President and Chief Operating Officer

3.02   **Compensation of Directors, Officers and Shareholders.**   The Directors shall receive such compensation for their services as is approved by the affirmative vote of a Majority of Shareholders.   The Officers of the Company shall be entitled to such compensation for services as is approved by the Board of Directors.

The Corporation shall pay, as an expense of the Corporation, all direct expenses incurred by any Officer in operating and managing the affairs of the Corporation.   The Corporation shall acquire "key person" life insurance policies on each of Beres ($1,000,000) and Moeller ($500,000), with premiums paid by the Corporation, each naming FLVI as the insured.   The benefits under the key person policies may be increased over time so as to always be maintained in an amount adequate to ensure the continuing operation of the Corporation in the event of the death of either or both.

FLVI values and will seek out investors who are willing and able to share their unique skills and abilities, in addition to their financial investment, for the overall benefit of the Corporation. The Corporation may, at the discretion of the Officers, compensate Shareholders performing operational or other work directly benefiting the FLVI in accordance with section 1.08.

3.03   **Deferred Compensation.**   The Corporation and its Shareholders recognize that key staff may have not been fully compensated for their significant contributions to the founding, growth, and time and energy necessary to increase the value of all Shareholder investments in the Corporation over time.   Accordingly, the Corporation and its Shareholders agree that, in addition to any ordinary compensation paid to these individuals over the life of the Corporation, Twenty-Five Percent (25%) of the net proceeds from the sale of the Corporation (net of all brokerage fees, other costs of the sale, accounts payable, and all forms of debt) shall be provided as Deferred Compensation in the form of a pool of funds to be allocated amongst them as determined by the Board of Directors of the Corporation.

All deferred compensation due hereunder shall only be paid after all brokerage fees, costs of sale and all other debts owed by the Corporation have been paid in full.

3.04 **Liability of the Shareholders to Third Parties.** The Shareholders shall have no personal liability to any third party as a result of their execution of this Agreement nor their authorized conduct on behalf of the Corporation.

3.05 **Fiduciary Relationships.** The relationship of the Shareholders to each other is that of a fiduciary, and the Shareholders have a fiduciary obligation to conduct the business of the Corporation in such a manner as will best serve the Corporation and its Shareholders, including the safekeeping and use of all Corporation funds and assets for the sole and exclusive benefit of the Corporation.

3.06 **Indemnity of the Officers and Directors**. To the fullest extent permitted by law, the Corporation shall indemnify and hold harmless the Officers and Directors, their affiliates, and/or the legal representatives of any of them (an "Indemnified Party"), from and against (a) any loss or expense suffered or sustained by any or all of them by reason of the fact that they are or were an Indemnified Party, including, without limitation, any judgment, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding, provided that such loss or expense resulted from a mistake of judgment on the part of an Indemnified Party, or from action or inaction, whether or not disclosed, which an Indemnified Party reasonably believed to be in the best interests of the Corporation, provided that such mistake of judgment, action or inaction does not constitute willful misconduct, fraud or bad faith, and (b) any loss due to the negligence, dishonesty or bad faith of any employee, broker or other agent of any Indemnified Party provided that such employee, broker or agent was selected, engaged or retained by the Indemnified Party with reasonable care. However, no person will be indemnified for any intentional or criminal wrongdoing. Each Indemnified Party shall agree that, in the event it receives any such advance, such Indemnified Party shall promptly reimburse the Corporation for such fees, costs and expenses to the extent that it shall be determined that it was not entitled to indemnification under this paragraph.

3.07 **Exculpation**. No Officer or Director shall be liable to any Shareholder or the Corporation for errors of judgment or for action or inaction, whether or not disclosed, which said party reasonably believed to be in the best interests of the Corporation, or for losses due to such errors, action or inaction or to the negligence, dishonesty or bad faith of any employee, broker or other agent of the Officer or Director, provided that such employee, broker or agent was selected, engaged or retained by the Officer or Director with reasonable care. Officers and Directors may consult with counsel and accountants in respect of the Corporation's affairs and be fully protected and justified in any action or inaction that is taken in accordance with the advice or opinion of such counsel or accountants. Notwithstanding the foregoing, the provisions of this paragraph shall not be construed so as to relieve (or attempt to relieve) any Officer or Director of any liability to the extent (but only to the extent) that such liability may not be waived, modified or limited under applicable law, but shall be construed so as to effectuate the provisions of this paragraph to the fullest extent permitted (including liability under U.S. securities laws which, under certain circumstances, impose liability even on persons acting in good faith) by law. Notwithstanding the foregoing, no person will be exculpated or exonerated from liability, or indemnified against loss, for any intentional or criminal wrongdoing.

ARTICLE IV
BOOKS, RECORDS, AND ACCOUNTS

4.01 **Books and Records.** The Corporation shall keep just and true books of account with respect to the operation of the Corporation as described in the Bylaws.

4.02 **Reports.** An accounting of all items of receipts, income, profits, costs, expenses and losses arising out of or resulting from the ownership and operation of the Corporation shall be made by the Corporation to its Shareholders as described in the Bylaws. It is the intent of the parties that FLVI shall be operated in a completely transparent, collaborative manner with full disclosure of information about the operation, performance, and expectations for the enterprise being shared in a timely manner with all Shareholders. In that regard, the Corporation may provide information to Shareholders by e-newsletters containing news and updates about the vineyards, winery and distillery operations and the Corporation's performance.

4.03 **Bank Accounts.** The President shall be responsible for causing one or more accounts to be maintained in a bank (or banks), which accounts shall be used for the payment of the expenditures incurred by the Corporation in connection with the business of the Corporation, and in which shall be deposited the revenues from the operation of the Corporation, loan proceeds and any and all other cash receipts relating to the Corporation.

ARTICLE V
DISTRIBUTIONS

5.01 **Distribution of Cash or Other Property.** Other than for the payment of salaries, other operating expenses, capital projects, maintenance of reserves as determined by the Board of Directors or repayment of loans, all distributions of cash or other property shall be made to the Shareholders in proportion to their Shareholder ownership interests calculated in accordance with the provisions of Article II. Distributions shall be made at such times as are determined by the Board of Directors.

The parties agree generally that the financial interests of all shareholders are best served by building solid value over time. FLVI's intent is to initiate and maintain the regular distribution of some or all of the cash flow generated by the enterprise as soon as all committed priorities have been satisfied, as determined by the Board of Directors.

While acknowledging the need to remain flexible for the best interests of the Corporation, the parties currently foresee the following use-of-cash priorities:

i)   Stay current on all liabilities
ii)   Build and maintain a cash reserve equal to at least 5% of projected revenues
iii) Reinvest free cash flow in FLVI until basic needs and efficiencies are realized
iv)   Retire all pre-existing debt
v)   Initiate regular, periodic, proportionate Shareholder distributions

ARTICLE VI
TRANSFERS OF STOCK

6.01   Restrictions on Transfers.

(a)   General Restriction.   No Shareholder shall have any right to directly or indirectly sell, transfer, assign or encumber all or any part of the Shareholder's stock in the Corporation unless the terms and conditions listed below in this Article exist or are first complied with or met. An Assignee or transferee complying with such terms and conditions may become a Shareholder only by complying with the terms hereof.   Any sale, transfer or pledge, grant of security interest, hypothecation, or other disposition, whether voluntarily or involuntarily, of shares of Capital Stock in the Corporation owned by a party hereto which is not effectuated in accordance with the provisions of this Agreement, *shall be void*.   Notwithstanding anything to the contrary contained herein, a Shareholder may, subject to Paragraph 6.01(h), convey his or her shares of Capital Stock to a trust for estate planning purposes.

(b)   Right of First Refusal.

(1)   In the event any party hereto at any time desires to offer all or any part of the shares of Capital Stock in the Corporation owned by that party for sale to a third person, and at that time has a bona fide prospective purchaser for the party's shares, or at any time any party hereto receives from a third party a bona fide offer to purchase all or any part of the shares of Capital Stock in the Corporation owned by a party (a "Selling Shareholder"), then, before making or accepting any offer to sell or purchase, the Selling Shareholder shall deliver to the Corporation a "Notice of Intention to Sell" (the "Sale Notice") which shall contain the terms of the offer which the Selling Shareholder has received, or which the Selling Shareholder desires to accept, or the terms of the offer that the Selling Shareholder desires to make, and the name and address of the prospective purchaser.   The offer shall be set forth in writing and a copy thereof shall be enclosed with the Sale Notice and shall be deemed to be a part of the Sale Notice.   Further, each party hereto agrees that any such offer to sell or purchase which any of them has made or desires to make or has accepted or desires to accept, shall pertain only to shares of Capital Stock in the Corporation owned by them and not to any other property in addition thereto, and shall require that the consideration to be paid for such shares shall consist only of United States currency (although payment for such shares may be made either in a lump sum or in installments over a period of time).   The Corporation shall thereupon have the option to purchase such shares of stock as are being offered for sale as set forth in the Sale Notice (the "Sale Shares").   The option to purchase shall be exercised by the Corporation delivering to the Selling Shareholder a written notice to that effect within thirty (30) days after delivery to the Corporation of the Sale Notice. The Corporation shall have the right to contact the prospective third-party purchaser as set forth in

the Sale Notice for the purpose of verifying the terms and conditions of such sale.   In the event the Corporation exercises its option to purchase as hereinabove granted, then, within ten (10) days after such option to purchase has been exercised, the Selling Shareholder shall deliver to the Corporation certificates representing the Sale Shares endorsed in blank for surrender (or with separate stock powers attached thereto executed in blank), and the purchase price for such Sale Shares shall thereupon be paid by the Corporation to the Selling Shareholder in accordance with the terms and conditions of the Sale Notice.

(2)   In the event the Corporation does not exercise its option to purchase as granted pursuant to the foregoing paragraph within the time provided therein, then each Shareholder of the Corporation (hereinafter referred to as a "Non-Selling Shareholder") shall have the option to purchase the shares of the Selling Shareholder (if the Selling Shareholder still desires to sell) as if a Sale Notice had been delivered on the date the Corporation declined to exercise its option.   In that event, each of the Non-Selling Shareholders shall have the option to purchase the Sale Shares upon the same terms and conditions as set forth in the Sale Notice.   Such option to purchase shall be exercised by the Non-Selling Shareholders who desire to purchase the Sale Shares (the "Exercising Shareholders") delivering to the Selling Shareholder a written notice to that effect within fifteen (15) days after the date upon which the Sale Notice was given to the Non-Selling Shareholders (the "Shareholder Option Period").   The Non-Selling Shareholder shall have the right to contact the prospective third-party purchaser as set forth in the Sale Notice for the purpose of verifying the terms and conditions of such sale.

In the event there is more than one (1) Exercising Shareholder, the number of the Sale Shares to be purchased by each of them shall either be as mutually agreed upon by them in writing, or in the absence of such agreement pro rata based upon the ratio that the number of shares of Capital Stock of the Corporation owned by each Exercising Shareholder bears to the total number of shares of Capital Stock of the Corporation owned by all Exercising Shareholders.

In the event there are Exercising Shareholders, then, within ten (10) days after the expiration of the Shareholder Option Period, the Selling Shareholder shall deliver to the Exercising Shareholders certificates representing the Sale Shares purchased by the Exercising Shareholders, endorsed for surrender, and the purchase price for such Sale Shares shall thereupon be paid by the Exercising Shareholders to the Selling Shareholder in accordance with the terms and conditions of the Sale Notice; provided, however, that each Exercising Shareholder shall be obligated to pay only a proportionate amount of the purchase price for the Sale Shares purchased by such Exercising Shareholder based upon the number of shares purchased by each Exercising Shareholder as compared to the total number of shares purchased by all Exercising Shareholders.

(3)   In the event that neither of the rights to purchase in favor of the Corporation and the Non-Selling Shareholders are exercised within the time periods set forth above, then the Selling Shareholder may thereupon sell and transfer the Sale Shares to the prospective purchaser as set forth in the Sale Notice, so long as such sale or transfer is consummated within thirty (30) days after the expiration of the Shareholder Option Period, is upon the same terms and conditions as set forth in the Sale Notice, and the transferee who is to purchase the Sale Shares agrees in writing in a form acceptable to the Corporation and the Non-Selling

Shareholders, to be bound by the terms of this Agreement with respect to the Sale Shares as if such transferee was an original signatory to this Agreement.   In the event such sale and transfer is not consummated within such thirty (30) day period, or in the event such sale and transfer is to be made upon terms and conditions different from those specified in the Sale Notice, then the Selling Shareholder shall not consummate such sale and transfer without first again complying with the provisions of Section 6.01(b) of this Agreement.

        (c)   <u>Right to Purchase Upon Triggering Event</u>.   The Corporation shall have the right to purchase a Shareholder's stock in the Corporation ("Triggered Shares") upon the terms set forth in this section, upon the occurrence of any "Triggering Events," as defined below.

        (1)   Triggering Events.   For purposes of Paragraph 6.01(c), the term "Triggering Event" means:

        i. Transfer.   Any actual or attempted sale, gift, bequeath, assignment, transfer, pledge, hypothecation, gift by inheritance, or other disposition of any right, title or interest in the stock of the Corporation now held or later acquired by any Shareholder without a prior offer as required by Section 6.01(b) of this Agreement.

        ii. Bankruptcy.   The filing of a petition for the voluntary or involuntary bankruptcy of a Shareholder, unless the petition is dismissed within thirty (30) days after the date of filing.

        iii. Foreclosure.   A foreclosure or attempted foreclosure of any stock of the Corporation pledged by a Shareholder to a financial institution, lender, or any attachment, garnishment, assignment, or execution or attempted attachment, garnishment, assignment or execution of any stock by or for the benefit of creditors of a Shareholder.

        iv. Death.   The death of any Shareholder who is a natural person if the Shareholder's death would result in any Capital Stock of the Corporation to be transferred to any party other than the Shareholder's spouse.

        v. Default.   Any time a Shareholder commits a default of his or her obligations under this Agreement for which expulsion is a proper remedy.   In the event a sale is triggered by a default under this Agreement, the purchase price shall be reduced in the amount of any damages caused by the Shareholder's conduct.

        vi. Other Cause.   Other Cause shall mean a Shareholder, who also is an Officer, agent or employee of the Corporation has (a) committed any fraud, embezzlement, or other act of dishonesty, or for the commission of any criminal act involving moral turpitude related to the business of the Corporation; (b) habitually uses drugs or alcohol on the job; (c) violates any laws, rules, or regulations applicable to the business of the Corporation which shall have a material adverse effect on the business of the Corporation; (d) files and loses lawsuit or arbitration against the Corporation found to be frivolous by the trying tribunal; (e) violates any non-disclosure or non-competition agreements with the Corporation; or (f) discloses any trade secrets of the Corporation to third parties.   In the event a sale is triggered by a default under this Agreement, the purchase price shall be One Dollar ($1.00) per Share.

(d)   Timing of Triggering Events.   Triggering Events will be deemed to have occurred on the date the Corporation receives written notice: (i) within thirty (30) days of the date of any material default under this Agreement which is not otherwise by then cured; (ii) of the filing of a petition in bankruptcy of a Shareholder; upon the adjudication of insolvency or bankruptcy, upon the appointment of a receiver or upon the failure to have a lien released within 30 days of its attachment; (iii) of the foreclosure, attachment, garnishment, assignment or execution or attempted foreclosure, attachment, garnishment, assignment, or execution of any stock held by a Shareholder; (iv) upon a Shareholder's death; (v) with respect to any Triggering Event from a transfer or attempted transfer without a prior offer as required by Section 6.01(b) of this Agreement, when the Corporation receives actual notice of the transfer or attempted transfer; or (viii) upon a determination by a vote of a Super-Majority that Other Cause exists.

(e)   Right to Purchase. The Corporation and Shareholders shall have the option to purchase the Triggered Shares from the Shareholder (the "Triggered Shareholder") in the manner described in Section 6.01(b)(1-3) for the purchase price set forth in Section 6.01(f).

(f)   Purchase Price.   Upon any Triggering Event, the purchase price for the Triggered Shares shall be the fair market value (the "FMV") of the shares to be purchased at the time of the sale.

(g)   Payment Terms.   The purchase and sale shall be consummated on the date specified by the purchaser (the "Closing Date") which date shall not be sooner than thirty (30) nor later than ninety (90) days after the determination of the FMV.   On the Closing Date, the purchaser shall pay the purchase price on terms mutually acceptable to the parties, over a period of no more than seven (7) years with interest at no less than the minimum rate required under the Code to avoid the imputation of interest on any unpaid principal balance due.

(h)   Restrictive Legend.   There shall be legibly stamped or endorsed upon each certificate of stock representing shares of Capital Stock of the Corporation a statement reading substantially as follows:

> The sale, assignment, pledge, granting of a security interest in, hypothecation, or other transfer, whether voluntary or involuntary, and whether for value or not for value, of any shares of stock represented by this certificate, or any interest therein is prohibited or restricted pursuant to the provisions of a certain agreement dated as of the __ day of March 2021, as the same may be amended or restated, between the stockholder whose name appears on the face hereof and Flying Leap Vineyards, Inc.   A copy of such agreement is on file in the office of the Secretary of Flying Leap Vineyards, Inc.

(i)   Transfer Defined. Except as hereinafter expressly provided, this Agreement is intended to apply to and the terms "sale," "transfer," or "pledge" or other terms of like import as used herein shall be deemed to mean and refer to any assignment, pledge, grant of security interest, hypothecation, transfer, sale, conveyance, or other disposition, whether for value or not for value, of all or any interest in shares of Capital Stock of the Corporation owned by a party hereto, whether or not the same is affected voluntarily or involuntarily through seizure and sale by legal process or any power of sale in favor of any third-party or otherwise by operation of law.

(j)   Joint Tenancy Implied.   The parties hereto acknowledge that a Shareholder of the Corporation who is a natural person ("Individual Shareholder") and who holds shares of the Capital Stock of the Corporation solely in his or her name may now, or in the future, hold said shares in joint tenancy with his or her spouse or his or her spouse may have a community property interest in the Individual Shareholder's stock holdings pursuant to law.   Each spouse, by noting his or her approval to this Agreement, agrees to be bound by each and every provision hereof, and that the options to purchase or rights of first refusal granted pursuant to this Agreement shall be fully binding upon the non-Shareholder spouse and any interest of the non-Shareholder spouse in shares of Capital Stock of the Corporation.

Except as otherwise provided in this paragraph, each Individual Shareholder and any non-Shareholder holding a community property or joint tenancy interest in any shares of Capital Stock in the Corporation owned by such Individual Shareholder hereby agree that, insofar as the Corporation and the other parties to this Agreement are concerned, the Corporation and the other parties shall be entitled to deal with the Individual Shareholder without respect to any interest that the non-Shareholder spouse may have in each the Individual Shareholder's shares of Capital Stock of the Corporation.   In the event that an Individual Shareholder's spouse, having a community property interest in such Individual Shareholder's shares of stock in the Corporation, shall predecease such Individual Shareholder, each Individual Shareholder shall be deemed to own one-hundred percent (100%) of such shares of stock in the Corporation.   In the event that an Individual Spouse predeceases his or her non-shareholder spouse, the non-Shareholder spouse shall thereafter hold any shares of Capital Stock of the Corporation as an Assignee and not as a Substituted Shareholder unless accepted by the vote of a Majority of the Shareholders, and each Individual Shareholder and their respective spouse acknowledge such by execution of this Agreement.

In the event a marriage of an Individual Shareholder and his or her spouse is dissolved other than by death, all of the non-Shareholder spouse's community property or other interest in any Capital Stock of the Corporation, if any, shall pass to such Individual Shareholder upon such dissolution (notwithstanding the fact that such shares may be registered in both the names of such Individual Shareholder and such spouse) only as an Assignee and not as a Substituted Shareholder unless accepted by the vote of a Majority of the Shareholders, and each Individual Shareholder and their respective spouse acknowledge such by execution of this Agreement.

(k)   Capital Stock Held by Trusts.   In the event that a Shareholder conveys any or all of the shares of Capital Stock held by that Shareholder to a trust as allowed in Paragraph 6.01(a), or if a Shareholder at the time this Agreement is executed is a trust, should the trustee of the trust become anyone other than the Shareholder who had conveyed his or her shares to the

Trust, or a trustee of the Trust who executes this Agreement, the trust Shareholder shall thereafter hold any shares of Capital Stock of the Corporation as an Assignee and not as a Substituted Shareholder unless accepted by the vote of a Majority of the Shareholders.

6.02   **Rights of Assignee.**

(a)   Assignee not a Substituted Shareholder.   An Assignee or transferee who has not acquired stock in accordance with the provisions of this Agreement, or who acquired stock pursuant to Paragraphs 6.01(j) or (k), shall have no right to vote, to participate in the management of the business and affairs of the Corporation, to require any information on account of the Corporation's transactions, to inspect the Corporation's books, or to become or exercise the rights of a Shareholder but shall only be entitled to receive, to the extent assigned, from and after the effective date of the assignment, the share of dividends or distributions, to which the assignor would otherwise be entitled with respect to the assigned stock.   A Shareholder who transfers all of his, her or its stock in the Corporation to transferees absent compliance with the terms of this Agreement shall no longer be a Shareholder and shall have no rights of a Shareholder from and after the effective date of the Assignment.

(b)   Assignee a Substituted Shareholder.   An assignee or transferee acquiring stock in accordance with the provisions of this Agreement shall execute an acknowledgment of and joinder in this Agreement, in conformance with Section 2.02, above, shall be bound hereby and shall be entitled to receive on the stock acquired from and after the effective date of the closing on the same basis as his assignor or transferor, corporation distributions, dividends and reports and shall have all other rights of a Shareholder.

6.03   **Admission of Additional Shareholders.**   No person or entity may become an additional Shareholder absent compliance with this Agreement.   Any additional Shareholder shall be required to execute a consent, in conformance with Section 2.02, above, to be bound by the terms of this Agreement as a condition to admission as a Shareholder.

6.04   **Effective Date of Assignment or Substitution.**   The effective date for an assignment or the admission of a new Shareholder shall be the later of the date set forth in the instrument of assignment or the satisfaction of the requirements of this Article, and the effective date of a substitution or admission shall be the later of the date that the assignment is effective or the date that the provisions of this Article are complied with.

6.05   **Future Issuance of Stock.**

(a)   The parties hereto acknowledge that, from time to time in the future, the Corporation may issue shares of its Capital Stock to persons who are not named parties to this Agreement, but who the parties hereto desire, by reason of such stock acquisition, to become bound by the terms and provisions of this Agreement.

(b)   From time to time, the Board of Directors may deem it to be in the best interests of the Corporation to issue stock to employees to encourage their continued participation in the Corporation and to reward their effort (Incentive Stock).   The parties expressly waive their pre-emptive rights as to the issuance of the future Incentive Stock.

(c)   Notwithstanding anything to the contrary contained herein, except with regard to Incentive Stock, the Corporation shall not issue any new Capital Stock of the Corporation that would result in the dilution of the current Shareholder's respective capital interests in the Corporation without the affirmative vote of a Majority of the Shareholders.

6.06   Right To Participate in a Partial Sale. In the event that Beres or Moeller sell, transfer or convey for value any shares of Capital Stock of the Corporation (a "Sale Event"), all Shareholders shall be entitled to participate in the Sale Event on a pro-rata basis.   By way of example only, if Beres agreed to sell 10% of the Capital Stock of the Corporation held by Beres, each Shareholder may elect to sell 10% of the Capital Stock of the Corporation held by that Shareholder on the same terms as the sale by Beres and, if necessary, Beres shall reduce the number of shares sold by Beres to accommodate such elections by the Shareholders.   Further, in the event the Corporation authorizes additional shares of Capital Stock and issues those shares to any person in conformance with Section 2.02, the issuance and sale shall not cause to occur a Sale Event subject to the restriction described in this Paragraph 6.06.

ARTICLE VII
DISSOLUTION AND TERMINATION

7.01   Events of Dissolution.   The Corporation shall be dissolved:

(a)   upon the affirmative vote of a Super-Majority of the then current issued and outstanding shares of the Corporation's Capital Stock;

(b)   upon entry of a Decree of Dissolution;

(c)   upon the sale by the Corporation of all its right, title, and interest in and to all of its property, and the receipt by the Corporation of the purchase price in full.

7.02   Dissolution and Winding Up.   Upon the dissolution of the Corporation, the Board of Directors shall proceed with reasonable promptness to wind up the affairs of the Corporation.   After paying or providing for liabilities owing to creditors, excluding Shareholders, the Corporation shall set up such reserves as are deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Corporation.   Said reserves may be paid over to a bank or an attorney-at-law, to be held in escrow for the purpose of paying any contingent or unforeseen liabilities or obligations and, at the expiration of such period as may be deemed advisable, such reserves shall be distributed to the Shareholders or their assigns in the order of priority set forth below.   After paying such liabilities and providing for such reserves, they shall pay or provide for liabilities owing to Shareholders, any deferred compensation in accordance with Section 3.03, and the remaining net assets of the Corporation shall be distributed to the Shareholders as follows:

(a)   In the event there are any amounts owing by the Corporation to the Shareholders, such amounts shall be repaid to the Shareholders out of the first available net assets. With respect to secured indebtedness owed to any Shareholder which arose after the formation of the Corporation, such secured indebtedness shall be repaid out of the first available net assets.   As among Shareholders, payment shall be made in accordance with the relative priority of each secured indebtedness; with respect to secured indebtedness of equal priority, pro rata among such parties in proportion to the amount of such secured indebtedness held by each Shareholder.   With respect to unsecured indebtedness owed to any Shareholder, payment shall be made out of the next available net assets pro rata among Shareholders in proportion to the amount of unsecured indebtedness held by each Shareholder.

(b)   The remaining net assets, if any, shall be distributed to the Shareholders in accordance with their percentage Shareholder interests.

(c)   In the event any of the net assets consist of notes receivable or other non-cash assets, the cash shall be distributed first and the notes receivable and non-cash assets last. As to such non-cash assets, the net fair market value of such assets as of the date of dissolution shall be determined either by agreement of the Shareholders or an independent, certified appraisal. Said valuation shall be binding upon the Shareholders.

ARTICLE XIII
MISCELLANEOUS

8.01   Notices.   Any and all notices, elections, offers, acceptances and demands permitted or required to be made under this Agreement shall be in writing, signed by the Shareholder giving such notice, election, offer, acceptance or demand and shall be delivered personally, or sent by email, registered or certified mail, postage prepaid, return receipt requested, to the other Shareholder or Shareholders, at the address set forth in Section 1.06, above, or at such other address as may be supplied in writing.   The date of personal delivery, the date of mailing or the date of emailing as the case may be, shall be the date of such notice, election, offer, acceptance or demand or in the case of email, the date a read receipt has been received by the sender.

8.02   Confidential Information and Non Disclosure.   Each Shareholder agrees to keep secret and confidential, and not to disclose, as long as the Corporation is in existence, any proprietary or confidential information or business or trade secret of the Corporation, including but not limited to all information relating to:

(a)   the business, conduct or operation of the Corporation, or any of its clients, customers, consultants, licensees or others with a business relationship with the Corporation;

(b)   any methods of the Corporation's business used in marketing, contracting, sale or use of the Corporation's products or services;

(c)   the existence, improvement or enhancement of, or possible new uses or applications for, any of the Corporation's products or services or its agricultural techniques and technologies;

(d)   any recipes, techniques, methods, material choices or other trade secrets used in the production of any of the Corporation's products;

(e)   any of the Corporation's customer lists, industry data, pricing and purchasing information, policies or strategies; or

(f)   any of the Corporation's data to include financial statements such as Profit and Loss, Balance Sheets, Cash Flow Statements, pro formas and tax returns unless determined to be needed by Beres or Moeller for securing financing or financial institution reporting or otherwise required to be disclosed pursuant to applicable law.

(g)   any of the Corporation's Shareholder information, including, without limitation, the names or identities of Shareholders, Shareholder contact information, the number of shares of Capital Stock owned by each Shareholder and any other information on the Shareholder List.

If a person ceases to be a Shareholder, the person shall promptly return to the Corporation any and all notes, plans, files, computer files, disks, customer lists or records, requests for proposals, account profiles or information, price sheets, reports, proposals, technical information, schematic drawings, and all reproductions or duplications of any of the foregoing in whatever form, which relate in any manner whatsoever to the Corporation's business, operations, methods, business assets, records, employees, clients, customers, or any of the foregoing items covered by this paragraph.

8.03   **Successors and Assigns.**   This Agreement, and each and every provision hereof, shall be binding on and shall inure to the benefit of the Shareholders, their respective successors, and each Shareholder agrees, on behalf of itself, its successors and assigns, to execute any instruments which may be necessary or appropriate to carry out and execute the purposes and intentions of the Agreement, and hereby authorizes and directs its successors and assigns, to execute any and all such instruments.   Each and every successor in-interest to any Shareholder, whether such successor acquires such interest by way of gift, purchase, foreclosure, or by any other method, shall hold such interest subject to all of the terms of this Agreement.

8.04   **Amendment.**   No change, modification, or amendment of this Agreement shall be valid or binding upon the Shareholders unless such change or modification shall be in writing signed by the Shareholder or Shareholders against whom the same is sought to be enforced.

8.05   **Partition.**   The Shareholders hereby agree that no Shareholder, nor any successor to any Shareholder, shall have the right while this Agreement remains in effect to have the Corporation's property partitioned, or to file a complaint or institute any proceeding at law or in equity to have the Corporation's property partitioned, and each Shareholder, on behalf of itself, its successors, successors-in-title, and assigns, hereby waives any such right.

8.06   Remedies Cumulative.   The remedies of the Shareholders under this Agreement are cumulative and shall not exclude any other remedies to which any Shareholder may be lawfully entitled unless expressly excluded herein.

8.07   No Waiver.   The failure of any Shareholder to insist upon strict performance of a covenant hereunder or of any obligation hereunder shall not be a waiver of such Shareholder's right to demand strict compliance therewith in the future.

8.08   Integration.   This Agreement constitutes the full and complete agreement of the Shareholders.

8.09   Captions.   Titles or captions of Articles and Sections contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

8.10   Number and Gender.   Whenever required by the context, the singular number shall include the plural and the masculine or neuter gender shall include all genders.

8.11   Counterparts.   This Agreement has been executed in multiple copies, each of which shall for all purposes constitute one Agreement, binding on the Shareholders.

8.12   Mediation and Arbitration of Disputes.   Any and all disputes arising out of or related to this Agreement, including without limitations disputes about the interpretation or enforce of the Agreement, such disputes shall be resolved as follows:

(a)   The parties shall first attempt to resolve them by good faith negotiations. If any disputes cannot be resolved by direct negotiations within fifteen (15) days or such longer time as is mutually agreed by the parties, then the parties shall submit such disputes to mediation, which shall focus on the needs of all concerned parties and seek to solve problems cooperatively, with an emphasis on dialogue and accommodation.   The goal of the mediation shall be to fairly resolve each dispute in a manner which preserves and enhances the parties' relationships.   Any party desiring mediation may begin the process by giving the other party a written request to mediate which describes the issues involved and invites the other party to join in naming a mutually agreeable mediator and setting a timeframe for the mediation meeting.   The parties and the mediator may adopt any procedural format that seems appropriate for the particular dispute.   The contents of all discussions during the mediation shall be confidential and non-discoverable in subsequent arbitration or litigation, if any.   If the parties can agree upon a mutually acceptable resolution to the disagreement, it shall be reduced to writing, signed by the parties, and the dispute shall be deemed resolved.   The costs of mediation shall be divided equally among the parties to the dispute.

(b)   If any dispute cannot be resolved through mediation, or if any party refuses to mediate or to name a mutually acceptable mediator or establish a timeframe for mediation within a period of time that is reasonable considering the urgency of the disputed matter, or fails to agree to procedures for the mediation, then any party who desires dispute resolution shall seek binding arbitration as hereinafter provided.

(c) All disputes among the parties arising out of or related to this Agreement which have not been settled by mediation shall be resolved by binding arbitration within the State of Arizona. Within twenty (20) days of receiving written demand for arbitration, the parties involved in the dispute shall attempt to reach agreement upon the selection of a qualified impartial arbitrator. If the parties cannot agree upon an arbitrator within twenty (20) days from the date written demand for arbitration is served, the party demanding arbitration may commence an action for the limited purpose of obtaining appointment of an arbitrator by the Presiding Judge of the Superior Court of the State of Arizona for Pima County. Any arbitration shall be conducted in accordance with the rules of the American Arbitration Association then in effect, although the arbitration need not be conducted under the auspices of the Association. Any arbitration award may be enforced by judgment entered in the Superior Court of the State of Arizona.

8.13 **Attorney's Fees**. The prevailing party in an action brought pursuant to Paragraph 8.12, or by any other means, shall be entitled to its legal costs and reasonable attorney's fees incurred in connection therewith.

8.14 **Applicable Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona without application of its conflicts of laws provisions. Each person, upon becoming a party hereto, shall be deemed to have submitted to the jurisdiction of the courts of the State of Arizona and shall be deemed to have agreed that the courts of the State of Arizona shall be the sole and exclusive forum for any civil action arising out of, or which is based upon, the provisions of this Agreement. The parties acknowledge that the provisions of this Agreement are for the mutual benefit of the parties hereto and, accordingly, it is agreed that the provisions of this Agreement shall not be strictly construed against any of the parties hereto.

8.15 **Severability.** If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and shall remain valid and be enforced to the fullest extent permitted by law.

8.16 **Time is of the Essence.** Time is of the essence of this Agreement.

IN WITNESS WHEREOF, the Shareholder(s) below executed this Agreement the date first written above:

_____   _____

Shareholder Name 1:   Date:

Spousal Consents: The undersigned spouses consent and agree to the terms contained in Paragraph 6.01(j)

_____   _____

Shareholder Name 2 (if applicable):   Date